SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Skillz Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83067L 109

(CUSIP Number)

Accomplice Attention: Frank Castellucci 56 Wareham Street Floor 3 Boston, MA 02118 (617) 588-2694

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS ATLAS VENTURE FUND IX, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 23,284,403*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 23,284,403*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,284,403*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
(14)	TYPE OF REPORTING PERSON PN

*       This number of shares excludes 433,444 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.

**     The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on December 21, 2020 (the “Closing 8-K”).

(1)	NAME OF REPORTING PERSONS ATLAS VENTURE ASSOCIATES IX, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 23,284,403*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 23,284,403*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,284,403*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
(14)	TYPE OF REPORTING PERSON PN

*       This number of shares excludes 433,444 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.

**     The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

(1)	NAME OF REPORTING PERSONS ATLAS VENTURE ASSOCIATES IX, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 23,284,403*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 23,284,403*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,284,403*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
(14)	TYPE OF REPORTING PERSON OO

*       This number of shares excludes 433,444 shares of Class A Common Stock (as defined herein) that may be issued pursuant to the terms of the Earnout Escrow Agreement (as defined herein) in the event that certain conditions are satisfied.

**     The calculation is based on 291,706,860 shares of Class A Common Stock (as defined herein) issued and outstanding as of December 16, 2020 as reported in the Closing 8-K.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Skillz Inc., a Delaware corporation (formerly known as Flying Eagle Acquisition Corp., the “Issuer”).

The principal executive office of the Issuer is located at P.O. Box 445, San Francisco, California 94104-0445.

Item 2. Identity and Background

(a) This Statement is being jointly filed by:

(i)	Atlas Venture Fund IX, L.P., a Delaware limited partnership (“Atlas IX”), with respect to the shares of Class A Common Stock it beneficially owns directly.

(ii)	Atlas Venture Associates IX, L.P., a Delaware limited partnership (“AVA IX LP”), as the sole general partner of Atlas IX; and

(iii)	Atlas Venture Associates IX, LLC, a Delaware limited liability company (“AVA IX LLC”), as the sole general partner of AVA IX LP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) and (c) The principal business of each of the Reporting Persons is venture capital investing. The business address and principal executive offices of each of the Reporting Persons are 56 Wareham Street, Floor 3, Boston, MA 02118.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Atlas IX and AVA IX LP is each a limited partnership formed under the laws of the State of Delaware. AVA IX LLC is a limited liability company formed under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 below, the securities reported on this Statement reflect the consummation of a business combination contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Class A Common Stock for investment purposes.

On December 16, 2020, the Issuer consummated the transactions (the “business combination”) contemplated by that certain Merger Agreement, dated as of September 1, 2020, by and among the Issuer, FEAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of FEAC (“Merger Sub”), Skillz Inc. (“Old Skillz”), and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc. (the “Merger Agreement”), whereby Merger Sub merged with and into Old Skillz, with Old Skillz surviving the merger as a wholly owned subsidiary of the Issuer. Contemporaneously with the closing of the Business Combination, the Issuer was renamed “Skillz Inc.” At the effective time of the business combination, among other things, stock consideration in the form of Class A Common Stock was issued to the then-current stockholders of Old Skillz, including the shares of Class A Common Stock reported in this Statement.

A copy of the Merger Agreement is included as Exhibit 1 hereto and is incorporated by reference herein.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of shares of Class A Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Class A Common Stock, dispose of some or all of the shares of Class A Common Stock reported herein, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Statement, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of shares of Class A Common Stock.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of December 28, 2020.

(a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 23,284,403 shares of Class A Common Stock, which constitutes approximately 8.0% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 291,706,860 shares of Class A Common Stock outstanding as of December 16, 2020, as set forth in the Closing 8-K). The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person. The number of shares of Class A Common Stock set forth in this Statement exclude an aggregate of 433,444 shares of Class A Common Stock (the “Earnout Shares”) that may be issued pursuant to that certain Escrow Agreement (the “Earnout Escrow Agreement”), dated as of December 16, 2020, by and among the Issuer, Eagle Equity Partners II LLC, Andrew Paradise in his capacity as the representative of the stockholders of Old Skillz, and Continental Stock Transfer & Trust Company, as escrow agent. Under the terms of the Earnout Escrow Agreement, the Earnout Shares will be released to the Reporting Persons if certain earnout conditions described more fully in the Merger Agreement are satisfied.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except as set forth herein, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities covered by this Statement.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are party to the following agreements with respect to shares of Class A Common Stock:

Eighth Amended and Restated Investors’ Rights Agreement

Atlas IX is party to that certain Eighth Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), dated as of September 1, 2020 and effective upon the consummation of the business combination, by and among the Issuer, Old Skillz, and the other persons set forth on the signature pages thereto (the “restricted stockholders”), pursuant to which the Issuer will be required to register for resale the securities of the Issuer held by the holders of the Class A Common Stock and/or the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), in each case, party thereto. The restricted stockholders have certain “piggyback” registration rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Investors’ Rights Agreement. The Investors’ Rights Agreement also restricts the ability of each stockholder who is a party thereto to transfer its shares of Common Stock for a period of two (2) years following the closing of the business combination, subject to certain permitted transfers. In general, 1,500,000 shares of Common Stock held by each stockholder who is a party to the Investors’ Rights Agreement (together with its affiliates on a consolidated basis) will be released from the transfer restrictions each quarter beginning on the date that is six months following the closing of the business combination.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Investors’ Rights Agreement, a copy of which is included as Exhibit 2 hereto and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Merger Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., FEAC Merger Sub Inc., Skillz Inc. and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A). (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

2.	Eighth Amended and Restated Investors’ Rights Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., Skillz Inc. and certain of its stockholders (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Skillz Inc. with the Securities and Exchange Commission on December 21, 2020).

3.	Joint Filing Agreement, by and among Atlas Venture Fund IX, L.P., Atlas Venture Associates IX, L.P. and Atlas Venture Associates IX, LLC, dated as of December 28, 2020.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

ATLAS VENTURE FUND IX, L.P. By: Atlas Venture Associates IX, L.P., its general partner By: Atlas Venture Associates IX, LLC, its general partner

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: General Counsel and Secretary

ATLAS VENTURE ASSOCIATES IX, L.P. By: Atlas Venture Associates IX, LLC, its general partner

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: General Counsel and Secretary

ATLAS VENTURE ASSOCIATES IX, LLC

By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: General Counsel and Secretary